

June 28, 2022

Glenn Fogel
Chief Executive Officer and President
Booking Holdings Inc.
800 Connecticut Avenue
Norwalk , Connecticut 06854

> **Re: Booking Holdings Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2021**
> **Filed February 23, 2022**
> **Form 10-Q for the Quarter Ended March 31, 2022**
> **Filed May 4, 2022**
> **File No. 001-36691**

Dear Mr. Fogel:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations
Trends, page 39

1.   We note from your disclosures that the impact of cancellation rates on your accommodation room nights has in the past and may in the future have a significant impact on your operations including room nights, revenues, marketing efficiency, customer service costs and expected credit losses. Please disaggregate, discuss and analyze trends in your cancellation rates in more detail. Refer to Item 303 of Regulation S-K.

Glenn Fogel
Booking Holdings Inc.
June 28, 2022
Page 2

Form 10-Q for the Quarter Ended March 31, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Trends, page 27

2. We note your disclosure that you saw an immediate negative impact on your room night trends, primarily in Europe after the news broke that Russia had invaded Ukraine. You also disclose that you suspended the booking of travel services in Russia and Belarus in early March which led to the loss of new bookings as well as significantly elevated levels of cancellations of reservations from these countries. Please describe the adverse impact of Russia's invasion of Ukraine on your business and results of operations. Discuss how management considered the invasion, higher oil prices, and inflation in the development of your estimates for cancellations and sales incentives. Describe and quantify for investors how the changes in these estimates impact your revenue. For additional guidance, refer to the Division of Corporation Finance's Sample Letter to Companies Regarding Disclosures Pertaining to Russia's Invasion of Ukraine and Related Supply Chain Issues.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Sondra Snyder, Senior Staff Accountant at (202) 551-3332 or Robert Babula, Senior Staff Accountant at (202) 551-3339 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation